Exhibit 21

List of Subsidiaries

1.	Bracknell Shore, LLC, a Nevada limited liability company

2.	Debt Elimination Systems, a Nevada limited liability company

3.	Ascot Crossing, LLC, a Nevada limited liability company

4.	Debt to Wealth, LLC, a St. Kitts limited liability company

5.	Chandon Group, Inc., a Nevada corporation

6.	US Debt Relief, LLC, a Nevada limited liability company

7.	Money Mastery, LLC, a Nevada limited liability company

8.	US Debt Assistance Corp, a Nevada limited liability company

9.	IWB Services, a St. Kitts corporation

10.	Debt to Wealth, LLC

11.	Financial Fitness, LLC, a Nevada limited liability company

12.	Ideal Goodness, LLC, a Nevada limited liability company